CONSENT OF QUALIFIED PERSON
FILED BY SEDAR

May 26, 2008

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

RE:     Metallica Resources Inc. (the "Company")

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Christopher Kaye, B.Eng. (Chemical), Member of the AusIMM, , Principal Process Engineer with the firm Mine and Quarry Engineering Services Inc. (MQes), to:

(a) the public filing of the "Readdressed Technical Report, Amapari Mine, Amapá, Brazil" effective date September 30, 2007, report date November 2, 2007 and amended February 25, 2008 and readdressed May 26, 2008 to Peak Gold Ltd., the Company and New Gold Inc. (the "Report"); and

(b) extracts from, or a summary of sections 2 to 6, 16, 18, 19.1, 19.4 to 19.11 and the respective portions of sections 1 and 20 to 22 of the Report in Peak Gold Ltd.’s annual information form (the "AIF") dated December 18, 2007 as revised February 25, 2008 which is incorporated by reference in the management information circular of the Company dated May 16, 2008 ("Circular") which is being provided to shareholders of the Company, and which Circular includes a joint disclosure booklet of Peak Gold Ltd., the Company and New Gold Inc.

I hereby confirm that I have read the Circular and AIF and that it fairly and accurately represents the information in sections 2 to 6, 16, 18, 19.1, 19.4 to 19.11 and the respective portions of sections 1 and 20 to 22 of the Report that supports the disclosure.

Sincerely,

/s/ Christopher Kaye
Christopher Kaye
B.Eng. (Chemical), MAusIMM
Principal Process Engineer,
Mine and Quarry Engineering Services Inc.